UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2024

Commission File Number: 001-31798

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SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant's name into English)

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20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

3Q2024 Preliminary Operating Results of Shinhan Financial Group

On October 25, 2024, Shinhan Financial Group released its preliminary operating results for 3Q 2024.

The following tables reflect the key figures we announced through a fair disclosure.

The full IR presentation materials are available at our website (www.shinhangroup.com).

The financial information in this report has been prepared in accordance with Korean International Financial Reporting Standards and is to be reviewed by our independent auditor. As figures provided have not yet been fully reviewed by our independent auditor, contents are subject to change in the due course of the reviewing process.

1. Preliminary Operating Results of Shinhan Financial Group (consolidated)

					(KRW million)
Item		3Q 2024	2Q 2024	QoQ Change (%)	3Q 2023	YoY Change (%)
Revenue*	Specified Quarter	11,622,046	17,971,913	-35.33	16,643,190	-30.17
	Cumulative	49,716,172	38,094,126	-	49,208,689	1.03
Operating Income	Specified Quarter	1,790,458	1,852,543	-3.35	1,704,133	5.07
	Cumulative	5,711,237	3,920,779	-	5,196,366	9.91
Income before Income Taxes	Specified Quarter	1,685,929	1,871,439	-9.91	1,590,382	6.01
	Cumulative	5,347,873	3,661,944	-	5,175,561	3.33
Net Income	Specified Quarter	1,266,981	1,450,986	-12.68	1,218,825	3.95
	Cumulative	4,065,796	2,798,815	-	3,901,948	4.20
Net Income Attributable to Controlling Interest	Specified Quarter	1,238,602	1,425,479	-13.11	1,192,065	3.90
	Cumulative	3,985,613	2,747,011	-	3,818,288	4.38

* Represents the sum of interest revenues, fees and commissions revenues, and other operating revenues

* The financial figures for periods starting January 1, 2023 have been stated in accordance with K-IFRS No.1117, ‘Insurance Contracts’.

2. Preliminary Operating Results of Shinhan Bank (consolidated)

					(KRW million)
Item		3Q 2024	2Q 2024	QoQ Change (%)	3Q 2023	YoY Change (%)
Revenue*	Specified Quarter	5,943,090	11,189,259	-46.89	10,846,469	-45.21
	Cumulative	29,792,206	23,849,116	-	30,975,662	-3.82
Operating Income	Specified Quarter	1,400,564	1,351,723	3.61	1,165,144	20.21
	Cumulative	4,249,146	2,848,582	-	3,454,320	23.01
Income before Income Taxes	Specified Quarter	1,365,776	1,415,558	-3.52	1,152,740	18.48
	Cumulative	4,002,032	2,636,256	-	3,411,262	17.32
Net Income	Specified Quarter	1,049,442	1,124,946	-6.71	918,578	14.25
	Cumulative	3,103,237	2,053,795	-	2,599,275	19.39
Net Income Attributable to Controlling Interest	Specified Quarter	1,049,317	1,124,845	-6.71	918,543	14.24
	Cumulative	3,102,777	2,053,460	-	2,599,090	19.38

* Represents the sum of interest revenues, fees and commissions revenues, and other operating revenues

3. Preliminary Operating Results of Shinhan Card (consolidated)

				(KRW million)
Item		3Q 2024	2Q 2024	QoQ Change (%)	3Q 2023	YoY Change (%)
Revenue*	Specified Quarter	1,253,537	1,547,150	-18.98	1,442,586	-13.10
	Cumulative	4,322,577	3,069,040	-	4,108,511	5.21
Operating Income	Specified Quarter	226,881	247,444	-8.31	197,280	15.00
	Cumulative	711,373	484,492	-	602,188	18.13
Income before Income Taxes	Specified Quarter	228,240	249,211	-8.41	199,042	14.67
	Cumulative	717,537	489,297	-	602,052	19.18
Net Income	Specified Quarter	174,289	195,149	-10.69	152,500	14.29
	Cumulative	555,085	380,796	-	470,104	18.08
Net Income Attributable to Controlling Interest	Specified Quarter	173,399	194,278	-10.75	152,196	13.93
	Cumulative	552,732	379,333	-	469,112	17.83

* Represents the sum of interest revenues, fees and commissions revenues, and other operating revenues

4. Preliminary Operating Results of Shinhan Life (consolidated)

				(KRW million)
Item		3Q 2024	2Q 2024	QoQ Change (%)	3Q 2023	YoY Change (%)
Revenue*	Specified Quarter	1,420,921	1,707,232	-16.77	1,479,437	-3.96
	Cumulative	5,010,639	3,589,718	-	4,866,674	2.96
Operating Income	Specified Quarter	208,862	218,114	-4.24	167,486	24.70
	Cumulative	644,117	435,255	-	590,049	9.16
Income before Income Taxes	Specified Quarter	209,003	217,212	-3.78	162,626	28.52
	Cumulative	639,732	430,729	-	579,832	10.33
Net Income	Specified Quarter	154,200	158,715	-2.84	115,941	33.00
	Cumulative	467,107	312,907	-	427,623	9.23
Net Income Attributable to Controlling Interest	Specified Quarter	154,200	158,715	-2.84	115,941	33.00
	Cumulative	467,107	312,907	-	427,623	9.23

* Represents the sum of insurance revenues and investment revenues.

* The financial figures for periods starting January 1, 2023 have been stated in accordance with K-IFRS No.1117, ‘Insurance Contracts’.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shinhan Financial Group Co., Ltd.
(Registrant)

Date: October 25, 2024	By:	/s/ CHUN Sang-yung

Name: CHUN Sang-yung
Title: Chief Financial Officer